August 24, 2018

Chris Kenny
Vice President and Controller
United Continental Holdings, Inc.
233 South Wacker Drive
Chicago, Illinois 60606

       Re: United Continental Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 22, 2018
           Form 10-Q for Fiscal Quarter Ended March 31, 2018
           Filed April 18, 2018
           File No. 001-06033

Dear Mr. Kenny:

       We have reviewed your July 23, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 11, 2018 letter.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Note 2 - Revenue
Co-Brand Agreement, page 17

1. We note from your response letter dated July 23, 2018 that you received a one-time payment related to a provision of your co-brand agreement, and that you allocated this type of revenue across your performance obligations. You then describe how you defer this revenue allocated to MileagePlus award miles, but recognize up front revenue allocated to the other three performance obligation categories. Please revise this
 Chris Kenny
United Continental Holdings, Inc.
August 24, 2018
Page 2
         disclosure to include a policy disclosure related to this type of payment.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating Revenue, page 28

2. On page 17 of this Form 10-Q, you indicate that under ASC 606, you identified four separately identifiable performance obligation categories in your co-brand agreement with
         Chase Bank, and determined revenue recognition patterns based on satisfaction of those performance obligations. We note that travel-related revenue, such as revenue from
         MileagePlus miles awarded, bag fees, and seat upgrades is deferred and recognized in passenger revenue at the time of travel. In contrast, advertising, lounge pass revenue, and marketing revenue is recorded in other operating revenue based on various factors, such as when the lounge pass is used, or customer use pattern of the credit card over the term of the co-brand agreement. Your response to comment 2 in your letter dated July 23, 2018 indicates the $50 million relates to a cash payment received under a provision of the co-
         brand agreement and, similar to other consideration received under the co-brand agreement, you allocated the payment across the performance obligations identified in the co-brand agreement based on fixed percentages. The amounts related to MileagePlus miles awarded were deferred, while the $50 million allocated to marketing, advertising, and certain other travel related benefits was recognized on receipt. This recognition pattern appears to be consistent with the policy set forth in your Form 10-K, prior to adoption of ASC 606. Please tell us why you believe your recognition pattern in the first quarter complies with your recognition policy for such revenue under ASC 606.




       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters or any other questions.



FirstName LastNameChris Kenny                                  Sincerely,
Comapany NameUnited Continental Holdings, Inc.
                                                               Division of
Corporation Finance
August 24, 2018 Page 2                                         Office of
Transportation and Leisure
FirstName LastName